Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 15, 2024

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:     Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
    Tremblant Global ETF (S000084649)

Dear Mr. Be:

The purpose of this letter is to respond to the comments you provided regarding the Trust’s Post-Effective Amendment (“PEA”) No. 585 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Tremblant Global ETF (the “Fund”) as a series of the Trust. PEA No. 585 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on January 29, 2024.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus

1.Please provide a completed Fees and Expenses of the Fund table and Expense Example in advance of the Fund’s effective date. To the extent there are “Other Expenses,” please state supplementally how “Other Expenses” are estimated and how it was determined that such an estimate is reasonable for the Fund’s initial fiscal period. If the Fund will have a unitary management fee, please include a footnote setting forth which expenses the Adviser is responsible for paying pursuant to the Investment Advisory Agreement.

Response: The Trust responds by providing the requested information below and by noting supplementally that because the Fund will have a unitary management fee there are no anticipated “Other Expenses” for the Fund’s initial fiscal period:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.69%
Distribution and Service (Rule 12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.69%
(1) Tremblant Advisors LP (the “Adviser”) has agreed to pay all expenses of the Fund, except for: (i) brokerage expenses and other fees, charges, taxes, levies or expenses incurred in connection with the execution of portfolio transactions or in connection with creation and redemption transactions; (ii) fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) extraordinary expenses; (iv) distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”); (v) interest and taxes of any kind or nature; (vi) any fees and expenses related to the provision of securities lending services; (vii) the advisory fee payable to the Adviser; and (viii) all costs incurred in connection with shareholder meetings and all proxy solicitations (except for such shareholder meetings and proxy solicitations related to: (i) changes to the Adviser’s investment advisory agreement, (ii) changes in control at the Adviser or a sub-adviser, (iii) the election of any Board member who is an “interested person” of the Adviser (as that term is defined under Section 2(a)(19) of the 1940 Act), (iv) matters initiated by the Adviser, or (v) any other matters that directly benefit the Adviser).
(2) Other Expenses are estimated since the Fund had not launched as of the date of this prospectus.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$70	$221

2.With respect to the inclusion of the term “Global” in the Fund’s name:
a.please describe how the Fund will invest its assets in investments tied economically to a number of countries throughout the world; and
b.with respect to disclosure in the Fund’s Principal Investment Strategies indicating that “there may be periods where the Fund’s exposure to non-U.S. companies is minimal,” please explain supplementally why the Fund’s name is not materially deceptive or misleading.

Response: In addition to removing the term “Opportunistic” from the Fund’s name, the Trust responds by deleting the first paragraph on page 2 and replacing it with the following:

“Under normal conditions, the Fund will invest: (1) at least 40% (unless market conditions are not deemed favorable, in which case at least 30%) of its net assets in investments that are economically tied to, or located in, countries or regions other than the United States; and (2) in investments that are economically tied to, or located in, at least three different countries, including the United States.  The Fund considers an investment to be economically tied to a country or region other than the United States if its issuer derives at least 50% of its revenues or profits from business in one or more countries or regions outside the United States, or has at least 50% of its assets in countries or regions outside the U.S.  The Fund considers an issuer to be located in a specific country or region if (i) it is organized under the laws of the country or of a country within the region or maintains its principal place of business in that country or region; or (ii) its securities are traded principally in the country or region (e.g., the location of the primary exchange upon which the securities are traded).

Notwithstanding the previous paragraph, the Fund may invest a percentage lower than 40% in such non-U.S. securities if the weighting of non-U.S. securities in the Fund’s broad-based performance benchmark (currently, the MSCI World Index) drops below 45%, in which case the minimum level investment in non-U.S. securities must remain within 5% of the benchmark’s weighting (e.g., if the weighting of non-U.S. securities in the MSCI World Index was 38%, the minimum level for investing in non-U.S. securities for the Fund would be 33%).”

3.With respect to the Principal Investment Strategies section on page 2, it states that the Fund may focus its investments in securities of companies in the same economic sector, including the Consumer Discretionary sector, Communication Services sector, and Technology sector. If the Fund does in fact expect to be concentrated in these specific sectors, please revise the disclosure to explain how these specific sectors relate to the Fund’s strategy. If the Fund does not in fact expect to be concentrated in these specific sectors and they are just examples, considering removing the disclosure.

Response: The Trust responds by revising the Fund’s strategy as follows:

“The Adviser’s security selection process seeks to identify investments based on a fundamental analysis of a company’s business and financial model and/or the Adviser’s experience and knowledge of companies, industries, consumer behavior, and overall market trends. The Adviser’s fundamental analysis is based on: i) a strategic business analysis of a company, which typically includes an assessment of its industry dynamics, quality of management, long-term growth prospects, supplier and buyer power, supply chain, pricing and competitive landscape, and ii) a financial analysis of a company, which generally includes an assessment of its cash flows, return on capital, quality of earnings, balance sheet, valuation and other relevant factors. Investments are sold when they no longer satisfy the Adviser’s security selection process or when the Advisor believes that other investments are more attractive. The Adviser seeks to hold positions for the longer term, compounding returns over multiple years, which paired with the Fund’s ETF structure is expected to result in tax efficiencies. The Adviser’s security selection process tends to favor certain types of companies and as a result the Fund may also focus its investments in securities of companies in the same economic sector, including the Consumer Discretionary sector, Communication Services sector, and Technology sector.”

4.With respect to the Principal Investment Strategies section on page 2, it states that the Fund’s investments are in part selected based on the Adviser’s “fundamental analysis.” Please revise to describe in more detail this fundamental analysis.

Response: The Trust responds by revising the referenced disclosure as follows:

“The Adviser’s security selection process seeks to identify investments based on a fundamental analysis of a company’s business and financial model and/or the Adviser’s experience and knowledge of companies, industries, consumer behavior, and overall market trends. The Adviser’s fundamental analysis is a bottom up investment approach whereby the Adviser analyzes individual investment opportunities and evaluates them based on specific criteria. The Adviser’s fundamental analysis is based on: i) a strategic business analysis of a company, which typically includes an assessment of its industry dynamics, quality of management, long-term growth prospects, supplier and buyer power, supply chain, pricing and competitive landscape, and ii) a financial analysis of a company, which generally includes an assessment of its cash flows, return on capital, quality of earnings, balance sheet, valuation and other relevant factors. Investments are sold when they no longer satisfy the Adviser’s security selection process or when the Advisor believes that other investments are more attractive. The Adviser seeks to hold positions for the longer term, compounding returns over multiple years, which paired with the Fund’s ETF structure is expected to result in tax efficiencies.”

5.With respect to the Principal Risks section beginning on page 2, consider whether there are any risks of the particular strategies the Adviser intends to use that should be disclosed (e.g., value risk).

Response: The Trust responds by adding the following risk factor:

“Fundamental Analysis Risk: Fundamental analysis, which is based on the theory that market mis-pricings exist because market prices do not incorporate all knowable economic and other relevant data, is subject to the risk of inaccurate or incomplete market information, as well as the difficulty of predicting future prices based upon analysis of all known information.”

6.In the Principal Risks section, with respect to “Cash Redemption Risk” on page 3, consider discussing the context of this risk, for example, the circumstances under which, or how frequently, the Fund will utilize cash redemptions.

Response: The Trust responds by revising the referenced disclosure as follows:

“Cash Redemption Risk. While not expected to be a regular occurrence, t~~T~~he Fund’s investment strategy may require it to redeem shares for cash or to otherwise include cash as part of its redemption proceeds. The Fund may be required to sell or unwind portfolio investments to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize a capital gain that it might not have recognized if it had made a redemption in-kind. As a result, the

Fund may pay out higher annual capital gain distributions than if the in-kind redemption process was used.”

7.In the Principal Risks section, with respect to the “Large-Cap, Mid-Cap and Small-Cap Companies Risk” on page 3, consider separating this into more than one risk factor.

Response: The Trust responds by deleting the referenced disclosure and replacing it with the following:

“Large-Cap Companies Risk. The Fund’s investment in larger companies is subject to the risk that larger companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

Mid-Cap and Small-Cap Companies Risk. Securities of mid-cap and small-cap companies may be more volatile and less liquid than the securities of large-cap companies.”

8.In the “Additional Principal Risk Information” section beginning on page 8, with respect to “Emerging Markets Risk” on page 11, consider supplementing the disclosure to discuss the difficulty in enforcing contractual rights in emerging markets.

Response: The Trust responds by revising the referenced disclosure as follows:

“Emerging Markets Risk. The Fund’s investments in emerging market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. These risks include less social, political and economic stability; smaller securities markets with low or nonexistent trading volume and greater illiquidity and price volatility; more restrictive national policies on foreign investment, including restrictions on investment in issuers or industries deemed sensitive to national interests; less transparent and established taxation policies; less developed regulatory or legal structures governing private and foreign investment; less financial sophistication, creditworthiness and/or resources possessed by, and less government regulation of, the financial institutions and issuers with which the Fund transacts; less government supervision and regulation of business and industry practices, stock exchanges, brokers and listed companies than in the U.S.; greater concentration in a few industries resulting in greater vulnerability to regional and global trade conditions; higher rates of inflation and more rapid and extreme fluctuations in inflation rates; greater sensitivity to interest rate changes; increased volatility in currency exchange rates and potential for currency devaluations and/or currency controls or transfer restrictions; dependence on revenue from international aid; greater debt burdens relative to the size of the economy; more delays in settling portfolio transactions and heightened risk of loss from share registration and custody practices; the potential for difficulty in enforcing contractual rights; and less assurance that recent favorable economic developments will not be slowed or reversed by unanticipated economic, political or social events in such countries. Because of these risk factors, the Fund’s investments in emerging market countries are subject to greater price volatility and illiquidity than investments in developed markets.”

9.Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

Response: The Trust responds supplementally that the Adviser formed and launched the Predecessor Fund with the intention of offering an investment product that was more tax efficient and diversified than other investment products managed by the Adviser. The Predecessor Fund commenced investment operations on July 1, 2022 and was not created with the intention of converting into a registered investment company. At the time of its launch, the Adviser was not familiar with the tax advantages offered by a registered exchange-traded fund (“ETF”). Since learning more about these products, the Adviser has decided that this is the most appropriate format in which to offer and grow the strategy.

10.Confirm that the SEC’s standardized performance calculation method was used to calculate the Predecessor Fund’s prior performance. If not, add appropriate disclosure to the Performance section indicating the method used and that it differs from the SEC’s standardized method.

Response: The Trust responds supplementally confirming that the Predecessor Fund’s prior performance was calculated in accordance with the applicable performance calculation instructions set forth in Item 26 of Form N-1A.

11.With respect to the Predecessor Fund, please respond to the following:

a.Please state that the Adviser for the Fund was the Adviser for the Predecessor Fund for the entire performance period shown. If not, please explain why it is appropriate to include the Predecessor Fund’s prior performance.

Response: The Registrant, on behalf of the Fund, is relying on the no-action letter issued to MassMutual Institutional Funds (Pub. Avail. Sept. 28, 1995) (the “MassMutual Letter”) to include the Predecessor Fund’s prior performance, in accordance with the conditions specified in the MassMutual Letter. Because the Fund’s Adviser is not the same entity as the Predecessor Fund’s investment adviser, but rather a sister company, you have asked the Registrant to explain why it is appropriate to include the Predecessor Fund’s prior performance in reliance on the MassMutual Letter.

As raised by the Staff in the MassMutual Letter, one of the representations made in the request for relief was that the investment adviser and, in certain cases, subadviser for each separate investment account (“SIA”) would be the same investment adviser and subadviser for each corresponding registered fund. While the investment advisers of the Predecessor Fund and Fund are sister companies, rather than the same entity, the Registrant does not believe this distinction should impact the rationale that supported the Staff’s position in the MassMutual Letter, which was primarily based on the fact that the applicable funds would be managed, in all material respects, equivalent to the SIAs, and that the funds were created for purposes entirely unrelated to the establishment of a performance record, both of which are true with respect to the Fund.1

Further, the sole portfolio manager of the Predecessor Fund since its inception was Brett Barakett, who will also be the sole portfolio manager of the Fund. Mr. Barakett is also the Founder, Chairman and Chief Investment Officer (“CIO”) of Tremblant Capital LP, the Predecessor Fund’s investment adviser, and of Tremblant Advisors LP, the Fund’s Adviser, which was created for purposes of managing the Fund. In addition, Mr. Barakett controls both entities.

While the adviser entities are technically separate, they are functionally the same for purposes of the investment advisory services provided to both the Predecessor Fund and the Fund. The fact that they are both controlled by the same person, who is also the CIO for each entity and solely responsible for portfolio management of each Fund, strongly supports allowing the Fund to rely on the Predecessor Fund’s performance. This is further supported by prior no-action letters in which the SEC has refused to provide no-action assurance to omit prior performance information when a new adviser assumed responsibility for a fund because the chief executive officer of the fund was the president and director of the predecessor adviser,2 and when the SEC has allowed funds with the same investment objective to exclude performance for periods prior to a change in investment advisers only where the new adviser is not affiliated with the previous adviser.3 The Registrant believes having the same person solely responsible for portfolio management is more important than having the same adviser entity because it better assures that investors would have had the same investment experience and results than only requiring the funds to have the same investment adviser (i.e., and therefore potentially having different portfolio managers).

The Registrant notes that other registered funds have also disclosed the performance of a predecessor private fund with facts that differ from the MassMutual Letter, such as when the investment adviser of the predecessor private fund served as the subadviser for the registered fund4 and in situations where the predecessor funds’ investment advisers underwent changes in control.5 Accordingly, in light of the additional confirmations discussed in responses (b)-(f) below, for the foregoing reasons the Registrant believes the present facts are consistent with the rationale for the Staff’s position and relief in the MassMutual Letter.

1 The Registrant notes that while the Fund does have a sub-adviser, in contrast to the Predecessor Fund, as disclosed in the Registration Statement, the sub-adviser is employed only for trade execution services and is not responsible for making investment decisions for the Fund.
2 See Zweig Series Trust (Pub. Avail. Jan. 10, 1990).
3 See Unified Funds (Pub. Avail. April 23, 1991).
4 See, e.g., Harbor Dividend Growth Leaders ETF, DGA Absolute Return ETF, Callodine Equity Income Series.
5 See, e.g., Barrow Hanley Concentrated Emerging Markets ESG, BNY Mellon International Appreciation Fund, BNY Mellon Intermediate U.S. Government Fund and BNY Mellon New York Intermediate Tax-Exempt Bond Fund.

b.State whether the Adviser managed any other accounts that were materially equivalent to the Predecessor Fund. Were these accounts converted to registered companies? If not, why not? Explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent account had lower performance as compared with the Predecessor Fund.

Response: The Registrant supplementally confirms that the Adviser was not managing any other accounts materially equivalent to the Predecessor Fund. The Predecessor Fund was chosen to be registered due to the tax efficient nature of an ETF, which the Adviser did not have familiarity with at the time of the Predecessor Fund’s launch, as well as the ease of investment for end investors in an ETF as compared to the process to invest in the Predecessor Fund.

c.Please state whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its securities to the newly registered Fund.

Response: The Trust responds supplementally by stating that substantially all of the Predecessor Fund’s assets will be transferred to the Fund.

d.State whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response: The Adviser confirms that it believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

e.Describe supplementally whether the Predecessor Fund made any investment strategy changes to the Predecessor Fund within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, or cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within a one-year period of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies.

Response: The Trust responds supplementally by stating that there have been no strategy changes within the one-year period prior to the registration statement filing. The Trust additionally responds that Brett Barakett, control person of the Adviser and portfolio manager of the Predecessor Fund and the Fund, has been steadily investing in the Predecessor Fund over the one-year period prior to the registration statement filing. There were no redemptions during this one-year period.

f.Represent supplementally that the Adviser has the records necessary to support the calculation of the performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Adviser confirms that it has the records necessary to support the calculation of the performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

* * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 721-8328.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ John Hadermayer
John Hadermayer
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.